QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 6)

NORTH COAST ENERGY, INC.
(Name of Subject Company (Issuer))

EXCO HOLDINGS INC.
EXCO RESOURCES, INC.
NCE ACQUISITION, INC.
(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

658649 70 2
(CUSIP Number of Class of Securities)

DOUGLAS H. MILLER
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
EXCO RESOURCES, INC.
12377 MERIT DRIVE, SUITE 1700
DALLAS, TEXAS 75251
TELEPHONE: (214) 368-2084
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

COPY TO:

WILLIAM L. BOEING
HAYNES AND BOONE, LLP
2505 NORTH PLANO ROAD, SUITE 4000
RICHARDSON, TEXAS 75082
(972) 680-7550

CALCULATION OF FILING FEE

TRANSACTION VALUE*	AMOUNT OF FILING FEE**

$170,117,503	$13,762.51***

*
Estimated for purposes of calculating the amount of the filing fee only.

Calculated by adding (i) 15,251,806, the number of shares of common stock outstanding as of December 1, 2003, multiplied by the $10.75 per share tender offer price, (ii) an estimated 432,678 shares of common stock subject to options, multiplied by $10.75, and (iii) 140,400 shares of common stock subject to warrants, multiplied by $10.75, for an aggregate transaction value of $170,117,503.

**
The required filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2004, issued on November 24, 2003, equals .008090% of the transaction value, or $13,762.51.

***
The filing fee was recalculated and paid in full pursuant to Amendment No. 2 to the Schedule TO filed on January 6, 2004. See below.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule.

Amount previously paid: $13,762.51

Form or Registration No.: Schedule TO-T and Schedule TO-T/A

Filing party: EXCO Holdings Inc., EXCO Resources, Inc., and NCE Acquisition, Inc.

Date Filed: December 5, 2003 and January 6, 2004

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 6 ("Amendment No. 6") is the final amendment to, and amends and supplements, the Tender Offer Statement on Schedule TO, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 thereto (the "Schedule TO"), originally filed with the Securities and Exchange Commission on December 5, 2003, by NCE Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of EXCO Resources, Inc., a Texas corporation ("EXCO"), which, in turn, is a wholly owned subsidiary of EXCO Holdings Inc., a Delaware corporation ("EXCO Holdings"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of North Coast Energy, Inc., a Delaware corporation ("North Coast"), at a purchase price of $10.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 5, 2003 (the "Offer to Purchase"), the Supplement to the Offer to Purchase, dated January 6, 2004, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1), (a)(2) and (a)(10), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meaning assigned to them in the Offer to Purchase or the Schedule TO.

        This Amendment No. 6 has been filed to correct certain typographical errors in the press release that was filed as exhibit (a)(14) to Amendment No. 5 to the Schedule TO on January 26, 2004.

ITEM 12. EXHIBITS

        Item 12 of the Schedule TO is hereby amended by replacing exhibit (a)(14) with the following:

EXHIBIT NO.	DESCRIPTION

(a)(14)	Press Release issued by North Coast on January 26, 2004.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2004	EXCO HOLDINGS INC.
	By:	/s/ T. W. EUBANK T. W. Eubank, President
Dated: January 27, 2004	EXCO RESOURCES, INC.
	By:	/s/ T. W. EUBANK T. W. Eubank, President
Dated: January 27, 2004	NCE ACQUISITION, INC.
	By:	/s/ T. W. EUBANK T. W. Eubank, President

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)	Offer to Purchase dated December 5, 2003.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Summary Advertisement as published in The New York Times on December 5, 2003.*
(a)(8)	Press Release issued by North Coast on November 26, 2003.**
(a)(9)	Press Release issued by North Coast on December 10, 2003.***
(a)(10)	Supplement to the Offer to Purchase dated January 6, 2004.*****
(a)(11)	Audited Consolidated Financial Statements of EXCO as of and for the years ended December 31, 2001 and December 31, 2002.*****
(a)(12)
Unaudited Consolidated Financial Statements of EXCO as of and for the nine month period ended September 30, 2002 and as of September 30, 2003 and for the 209 day period ended July 28, 2003 and for the 64 day period ended September 30, 2003.*****
(a)(13)	Letter to Certain Stockholders from North Coast's Stockholder Services Department, dated January 6, 2004.****
(a)(14)	Press Release issued by North Coast on January 26, 2004.
(b)(1)	Commitment Letter dated November 25, 2003 between EXCO and Credit Suisse First Boston and Bank One, NA.*
(b)(2)	Indenture, dated January 20, 2004, among EXCO, the Subsidiary Guarantors and Wilmington Trust Company, as trustee.*******
(b)(3)	Form of Senior Note.******
(d)(1)	Agreement and Plan of Merger dated as of November 26, 2003 among EXCO, Purchaser, North Coast and Nuon Energy & Water as amended and restated on December 4, 2003.*
(d)(2)	Form of Option Surrender Agreement.*
(d)(3)	Form of Warrant Relinquishment and Release Agreement.*
(d)(4)	Form of Stock Tender Agreement among EXCO, Purchaser and Nuon Energy & Water.*
(d)(5)	Form of Unconditional Guaranty Agreement by and between EXCO and n.v. NUON.*
(d)(6)	Form of Escrow Agreement among Nuon Energy & Water, EXCO and Citibank, N.A.*
(d)(7)	Form of Irrevocable Instruction of Seller to Paying Agent.*
(d)(8)	Letter Agreement relating to confidentiality, dated June 13, 2003, from Robert W. Baird & Co. Incorporated, as agent for North Coast, to EXCO, confirmed and agreed to by EXCO on June 20, 2003.*

(g)	None.
(h)	None.

*
Incorporated herein by reference to the Schedule TO filed by Purchaser and EXCO on December 5, 2003.
**
Incorporated herein by reference to Exhibit 99.1 to EXCO's Preliminary Communication on Schedule TO filed on November 26, 2003, as amended by Exhibit 99.1 to EXCO's Preliminary Communication on Schedule TO filed on November 28, 2003.
***
Incorporated herein by reference to Amendment No. 1 to the Schedule TO filed by Purchaser and EXCO on December 10, 2003.
****
Incorporated herein by reference to Exhibit (a)(13) to Amendment No. 2 to the Schedule 14D-9 filed by North Coast on January 6, 2004.
*****
Incorporated herein by reference to Amendment No. 2 to the Schedule TO filed by Purchaser and EXCO on January 6, 2004.
******
Incorporated herein by reference to Amendment No. 3 to the Schedule TO filed by Purchaser and EXCO on January 15, 2004.
*******
Incorporated herein by reference to Amendment No. 4 to the Schedule TO filed by Purchaser and EXCO on January 21, 2004.

QuickLinks

  ITEM 12. EXHIBITS
SIGNATURES
EXHIBIT INDEX